Exhibit 1.01

MGP Ingredients, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2017

MGP Ingredients, Inc. ("the Company") is a leading producer and supplier of premium distilled spirits and specialty wheat proteins and starches. Distilled spirits include premium bourbon and rye whiskeys, and grain neutral spirits, including vodka and gin. The Company's proteins and starches provide a host of functional, nutritional and sensory benefits for a wide range of food products to serve the packaged goods industry. The Company is also a top producer of high quality industrial alcohol for use in both food and non-food applications.
This Conflict Minerals Report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Pursuant to the Rule, if an SEC registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold, and wolframite (tungsten) (collectively, “Conflict Minerals”), and the Conflict Minerals are necessary to such product’s functionality or production, the Rule requires that the registrant undertake a reasonable country of origin inquiry. If, as a result of the reasonable country of origin inquiry, the registrant knows or has reason to believe that any Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country as defined in the Conflict Minerals Rule (the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals.
After exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, the Company determined that tungsten was used in one or more of its products, and that tungsten is necessary to such product(s) functionality or production, but was unable to determine whether the tungsten used originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo. The Company concluded that metal hoops on storage barrels the Company purchases and uses in its finished products (i.e., that it contracts to manufacture) contain tungsten, one of the conflict minerals.
Accordingly, as required by the Rule and consistent with the framework presented by the Organisation for Economic Co-operation and Development (the “OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, the Company conducted a reasonable country of origin inquiry.
Under the OECD Guidance, a downstream company such as the Company is expected to:

1.	establish strong company management systems to ensure that existing due diligence and management systems of companies in the supply chain are structured for effective due diligence;

2.	identify and assess risks in the supply chain relating to the extraction, consolidation, transport, trading, and export of conflict minerals from conflict-affected and high-risk areas; and

3.	design and implement a strategy to respond to identified risks in order to prevent or mitigate adverse impacts.

The inquiry was designed to determine whether any of those conflict minerals originated in a Covered Country or are from recycled or scrap sources, as defined in the Rule.
The Company contacted each of its barrel suppliers, explaining the requirements of the Rule, its applicability to the Company, and requested that the barrel suppliers disclose to the Company their suppliers of tungsten in the steel used in the manufacturing of barrel hoops. The Company explained the requirements of the Rule and its applicability to the Company and requesting the steel suppliers certify that tungsten in the barrel hoops was recycled and if not, did not originate in a Covered Country. In support of that certification, the Company requested each supplier’s basis for providing the certification.
After exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, the Company determined that tungsten was used in one or more of its products, and that tungsten is necessary to such product(s) functionality or production, but was unable to determine whether the tungsten used originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo. On the basis of the due diligence measures described above, the Company has concluded in good faith that during this reporting period, the necessary Conflict Minerals contained in its products that originated or may have originated from the Covered Countries are DRC conflict undeterminable.

Exhibit 1.01

Below is a summary of the countries where the Conflict Minerals may have originated.

Conflict Mineral	Countries of origin and other sources may include the following
Tungsten
Australia, Austria, Bolivia, Brazil, Burundi, Cambodia, Canada, China, Colombia, Germany, Indonesia, Japan, Mexico, Nigeria, Peru, Portugal, Russian Federation, Rwanda, South Africa, Spain, Thailand, United States, Vietnam and recycled or scrap sources

This Conflict Minerals Report was not subjected to an independent private sector audit as such an audit was not required by paragraph (c)(1)(iv) of the instructions to Item 1.01 of Form SD.
As required by the Rule, the Company is providing a copy of this Form SD under the heading “Report on Conflict Minerals” on the Corporate Governance page of the Company’s Investor Relations website at http://ir.mgpingredients.com/governance.cfm.
Inherent Limitations on Due Diligence Procedures
The Company's due diligence procedures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of Conflict Minerals. Due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of Conflict Minerals. The Company also relies, to a large extent, on information collected and provided by third parties. Such sources of information may yield inaccurate or incomplete information.